

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

<u>Via E-mail</u>
Mikkel Svane
Chief Executive Officer
Zendesk, Inc.
989 Market Street, Suite 300
San Francisco, CA 94103

>   **Re: Zendesk, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 14, 2014**
>   **CIK No. 0001463172**

Dear Mr. Svane:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that

information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you intend to file by amendment certain exhibits, including consents and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

5. Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

6. Please provide us copies of any artwork or other graphics that you intend to use as soon as possible for our review and comment.

Table of Contents, page i

7. Please relocate the dealer prospectus delivery obligation to the outside back cover of your prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

General

8. Certain information contained in the Summary section, particularly the Overview section, is substantially identical to the information contained in the Business section. Please strive for a balanced summary presentation that avoids the use of repetitious disclosure. The summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering. Please reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language. You may wish to include an appropriate cross reference to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497.

Overview, page 1

9. Please revise the Overview section to briefly and more directly state your primary business, namely that you are a software development company providing a software-as-a-service customer service support platform through paid subscriptions.

10. We note your disclosure on pages 1, 52 and 72 that "70% of [y]our new prospects during the quarter ended December 31, 2013 came from organic growth . . . ." Please clarify whether "prospects" refers to new customers, paid subscribers, free trials, new accounts or some combination thereof.

Industry Background, page 2

11. Please explain your reference to "legacy customer support software" on page 2.

12. We note that in your Summary and Business sections you make reference to various studies, surveys and information from International Data Corporation and Accenture plc. Please provide us with copies of the source materials you cite, appropriately marked to identify the specific sections that you are citing. Confirm for us that the sources you cite are publicly available and were not commissioned or prepared specifically for use in this prospectus.

The Zendesk Approach, page 3

13. Please provide a factual basis or clearly state as management's opinion or belief that your "subscription plans are significantly less expensive and offer greater transparency than many legacy customer support software applications . . . ." We note similar disclosure, including a reference to a "high return on investment" for your customers, on page 76.

Risk Factors, page 10

We have a history of losses and we expect our growth rate to decline . . . ., page 10

14. Please explain the term "self-managed colocation data centers."

We may not be able to generate sufficient cash to service our indebtedness, page 30

15. Please disclose the amount of your debt that will remain after this offering, including accrued interest.

Use of Proceeds, page 43

16. You refer to the possibility that offering proceeds may be used for working capital and general corporate purposes as well as several specific categories of expenses, such as

satisfaction of all or a portion of anticipated tax withholding and remittance obligations, repayment of outstanding principal and interest on your equipment line of credit or the revolving line of credit, and to acquire complementary businesses, products, services, or technologies. We note that you do not quantify the portion of the proceeds you estimate will be used for the potential uses of the proceeds that you identify. Elsewhere in the registration statement you describe plans to expend additional funds on sales and marketing, research and development and general and administrative expenses. Given your negative cash flows from operations, it would appear that the offering proceeds would be applied to fund the increased expenditures you plan and reference. In your supplemental response, and with a view to disclosure, tell us whether you have a proposed plan of operations that will require the application of the offering proceeds. You may want to consider using approximate percentages for the various categories listed. To the extent that you do not have any current plans or proposals for the use of the proceeds of the offering, please state this more clearly, and explain why you have decided to conduct the offering at this time. Please note that the inclusion of meaningful information regarding management's current plans to apply the proceeds is not inconsistent with management's retention of full discretion to apply the proceeds as it desires, based on future conditions.

Management's Discussion and Analysis, page 52

General

17. Your MD&A provides discussion and analysis of past financial condition and operating analysis, however, there does not appear to be much emphasis, if any, on your prospective financial condition and operating performance. Please revise your MD&A, including your overview section, to discuss prospective matters, such as subscription trends. Please focus your revised discussion on any material trends and uncertainties. Refer to Section III.B.3 of SEC Release No. 33-8350.

18. In addition to informing readers how the company earns revenues and income and generates cash, an informative overview section provides insight into short and long term material opportunities, challenges and risks on which the company's executives are currently focused. Please revise your disclosure to address any short and long terms material opportunities, challenges and risks, as well as the actions management is taking to address them. Refer to Section III.A of SEC Release No. 33-8350.

Overview, page 52

19. We note your disclosure in the Overview section regarding the increase in revenues and growth to over 40,000 accounts. Please provide a balanced description of your success, as well as your challenges, if material. Such a description should discuss the most important themes or significant matters in which management is concerned regarding the company's financial condition and operating results. In this regard, a discussion of

management's expectation of declining revenue growth, a discussed on page 10, appears material to understanding the company's prospective operating results.

Key Business Metrics, page 53

20. Please expand your disclosure relating to your key business metrics to clearly address how each of the metrics relates to your results of operations.

21. Please expand your discussion of dollar-based net expansion rate to provide the disclosures required by Item 10(e) of Regulation S-K, including a schedule or other clearly understandable reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Operating Expenses, page 58

22. Please expand the disclosure to clarify why the compensation expense associated with the September 2012 tender offer was recorded in the three months ending December 31, 2012.

Business, page 72

The Opportunity to Build Relationships Through Customer Service, page 73

23. Please explain your reference to "shopping cart pain points."

Growth Strategy, page 77

24. On page 78, you disclose that your "international sales efforts will be strategically focused on certain countries outside the United States, particularly ones that have demonstrated significant organic customer traction." As your customers are currently located in "over 140 countries," please revise to briefly disclose which countries you are targeting with your international sales efforts.

Lock-Up and Market Stand-Off Agreements, page 117

25. Please briefly describe the factors that the underwriters would consider in determining whether to consent to the sale of shares by the company, your executive officers, directors or holders of substantially all of your common stock and securities convertible into or exchangeable for your common stock before the lock-up period's expiration.

Note 11 – Geographic Information, page F-31

Long-Lived Assets, page F-32

26. Your total dollar amounts for long-lived assets at December 31, 2012 and 2013 in your disclosure of geographic information do not appear to reconcile to your consolidated balance sheets. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described.

Exhibits 3.2 & 3.4

27. We note that the proposed Amended and Restated Certificate of Incorporation and proposed Amended and Restated Bylaws, filed as Exhibits 3.2 and 3.4, respectively, include an exclusive forum provision. Please revise your disclosure on page 115, or where appropriate, to discuss the effect of such provision on investors. Given the lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please also disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Please also include separate risk factor disclosure discussing the risks attendant to the choice of forum provision included in your proposed Amended and Restated Certificate of Incorporation and proposed Amended and Restated Bylaws, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors.

Exhibit 16.1

28. Please explain how your disclosure on page 127 regarding the change in accountants complies with the specific requirements in Item 304(a)(1)(iv) and (v) of Regulation S-K as those requirements pertain to the respective terms "disagreements" and "reportable events."

29. Please provide us with a full explanation of the error mentioned in this exhibit and clarify how it was corrected or otherwise treated in the accompanying financial statements.

You may contact Tom D'Orazio, Staff Accountant at (202) 551-3825 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
       William J. Schnoor Jr., Esq., Goodwin Procter LLP
       Bradley C. Weber, Esq., Goodwin Procter LLP